06003758

A/S 3/9/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alerus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Columbia Road South
(No. and Street)

Grand Forks (City) ND (State) 58201 (Zip Code)

PROCESSED
APR 10 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Kraft 701-795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

401 DeMers Avenue, Suite 300 (Address) Grand Forks (City) ND (State) 58201 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/7/06

OATH OR AFFIRMATION

I, Brian Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alerus Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public, State of North Dakota
My Commission Expires September 20, 2008
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

[signature]
Signature

President
Title

Karen L. Durkin
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2005 and 2004, and the related statements of income, stockholder's equity and cash flows for the years ended December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 11, 2006

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of
December 31, 2005 and 2004

ASSETS	2005	2004
CURRENT		
Cash and Cash Equivalents	$ 259,185	$ 486,976
Marketable Securities	793,460	381,309
Interest Receivable	11,139	2,824
Due From Affiliate	3,875	
Commission Receivable	71,639	86,381
Deferred Income Taxes	1,141	1,226
Total Current Assets	$ 1,140,439	$ 958,716
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(141,541)	(132,582)
Net Property and Equipment	$ 6,730	$ 15,689
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
Prepaid Expenses	17,976	17,980
Total Other Assets	$ 272,991	$ 272,995
TOTAL ASSETS	$ 1,420,160	$ 1,247,400
LIABILITIES		
CURRENT		
Accrued Expenses	$ 61,541	$ 91,386
Due to Affiliate	102,139	111,582
Total Current Liabilities	$ 163,680	$ 202,968
LONG-TERM		
Deferred Taxes	$ 29,130	$ 24,028
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED DEFICIT	(373,565)	(580,511)
Total Stockholder's Equity	$ 1,227,350	$ 1,020,404
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,420,160	$ 1,247,400

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Commissions	$ 1,168,229	$ 1,217,209
Investment Income	18,442	12,615
Total Revenue	$ 1,186,671	$ 1,229,824
EXPENSES		
Employee Compensation and Benefits	$ 580,901	$ 540,354
Education and Training	6,410	5,725
Occupancy Costs	50,088	48,451
Communications and Data Processing	78,953	76,184
Advertising and Promotion	17,857	14,151
Brokerage, Exchange and Clearance Fees	105,027	144,436
Other Operating Expenses	33,163	57,980
Total Expenses	$ 872,399	$ 887,281
NET INCOME BEFORE INCOME TAXES	$ 314,272	$ 342,543
Income Tax Expense	107,326	116,554
NET INCOME	$ 206,946	$ 225,989

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
BALANCE DECEMBER 31, 2003	$ 1	$ 1,600,914	$ (806,500)	$ 794,415
Net Income 2004			225,989	225,989
BALANCE DECEMBER 31, 2004	$ 1	$ 1,600,914	$ (580,511)	$ 1,020,404
Net Income 2005			206,946	206,946
BALANCE DECEMBER 31, 2005	$ 1	$ 1,600,914	$ (373,565)	$ 1,227,350

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
OPERATING ACTIVITIES		
Net Income	$ 206,946	$ 225,989
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization	8,958	11,552
Deferred Income Taxes	5,187	4,972
Losses on Investments	16,462	12,289
Effects on Operating Cash Flows Due to Changes in:		
Investments	(428,613)	(86,961)
Commissions Receivable	14,742	(7,680)
Taxes Payable	(9,443)	145,610
Due from Affiliates	(3,875)	
Interest Receivable	(8,315)	(634)
Prepaid Expenses	5	(2,775)
Accrued Expenses	(29,845)	38,795
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (227,791)	$ 341,157
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	486,976	145,819
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 259,185	$ 486,976

See Accompanying Notes to the Financial Statements

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2005 and 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provide various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Securities' Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $12,230 and $5,721 for the years ended December 31, 2005 and 2004, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated Federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies are generally computed as if each company had filed a separate return and any tax benefits realized by a company as a result of filing a consolidated return are paid to the Company providing the benefits.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents includes amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker/dealer in order to enter into transactions with them. At December 31, 2005, the amount of cash restricted for RBC Dain was $100,000. At December 31, 2004, the amount of restricted cash was $196,161 split between two clearing brokers.

NOTE 3 MARKETABLE SECURITIES

Marketable securities owned by the Company at December 31, 2005 and 2004 are as follows:

	12-31-05	12-31-04
Obligations of U.S. Government	$793,460	$381,309

NOTE 4 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for 2005 and 2004 amounted to $61,260 and $48,768, respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and extend through October 31, 2007. The leases call for monthly payments in accordance with the agreements. Rental payments amounted to $50,088 and $48,451 for the years ended December 31, 2005 and 2004, respectively.

A schedule of future minimum lease payments by year is detailed below:

2006	$ 51,090
2007	52,112
	$ 103,202

NOTE 5 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the plans for 2005 and 2004 were $19,654 and $18,005, respectively.

NOTE 6 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2005 and 2004 includes the following components:

	2005	2004
Current:		
Federal	$102,139	$111,582
State		
Total	$102,139	$111,582
Deferred:		
Federal	$ 5,187	$ 4,972
State		
	$ 5,187	$ 4,972
Total		
Total Current and Deferred:		
Federal	$107,326	$116,554
State		
Total	$107,326	$116,554

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2005 and 2004. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets (liabilities) are as follows at December 31, 2005 and 2004.

	2005	2004
Deferred Tax Assets		
State Net Operating Loss Carryforwards	$ 13,237	$ 19,251
Accrued Flexible Time Off	1,352	1,454
Net Current Deferred Tax Asset	$ 14,589	$ 20,705
Deferred Tax Liabilities		
Depreciation	$ 1,826	$ 3,940
Goodwill Amortization	32,698	24,538
Net Long-Term Deferred Tax Liability	$ 34,524	$ 28,478
Net Long-Term Assets (Liabilities)		
Before Valuation Allowance	$ (19,935)	$ (7,773)
Valuation Allowance	(8,054)	(15,029)
Net Deferred Tax Liabilities	$ (27,989)	$ (22,802)

The Company files a consolidated Federal income tax return with its parent and affiliated companies. Amounts payable by or (due to) the Company in connection with filing a consolidated Federal income tax return amounted to $102,139 at December 31, 2005 and $111,582 at December 31, 2004.

The Company has state net operating loss carry forwards of $220,612, which expire in varying amounts between 2006 and 2010. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. Management has recorded a valuation allowance of $8,054 for this deferred tax asset.

NOTE 7 GOODWILL

In December 1998, the Corporation acquired the assets of a business, which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2005 was $64,864. The carrying value of the goodwill at December 31, 2005 was $255,015.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002 and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment each June 30. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2005 and 2004.

NOTE 8 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $8,958 and $11,552 in 2005 and 2004, respectively.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule). The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2005, the Company had net capital of $899,190, which was $649,190 in excess of its required net capital of $250,000.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2005

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2005

Total Stockholder's Equity Qualified for Net Capital		$ 1,227,350
Deductions and Charges		
Non allowable Assets		
Acquisition Goodwill	$ 255,015	
Furniture and Equipment- Net	6,730	
Intercompany Receivables	3,875	
Prepaid Expenses	17,976	
Deferred Taxes		283,596
Net Capital Before Haircuts on Securities Positions		$ 943,754
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 28,195	
Money Market Funds and Other		28,195
NET CAPITAL		$ 915,559

AGGREGATE INDEBTEDNESS

Items Included in Consolidated Statements of Financial Condition	
Payable to Clearing Broker	$ 9,495
Brokerage Commissions Payable	23,375
Accrued Expenses on Employee Benefit Plans	21,791
Other Accounts Payable and Accrued Expenses	113,735
AGGREGATE INDEBTEDNESS	$ 168,396

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 250,000
Excess Net Capital at 1500%	$ 665,559
Excess Net Capital at 1000%	$ 899,190

EXEMPTIONS

The Company is exempt from presenting other supplementary schedules under SEC Rule 15c3-1 (k) (2) (ii) as an introducing broker.

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred in above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, however, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 11, 2006

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498
OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

Because of inherent limitations in any internal control structure or the practices and procedures referred in above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, however, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 11, 2006